ARd 5/20/03



03054813

RECD S.E.C. MAY 12 2003 503

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50738

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Core Pacific Securities USA LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

721 HUNTINGTON DRIVE, SUITE B
(No. and Street)

ARCADIA (City) CA (State) 91007 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD C. CHEN 626-446-6868
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GLEICHER TILLEY & LEONARD, CPA'S
(Name – *if individual, state last, first, middle name*)

12800 RIVERSIDE DRIVE (Address) STUDIO CITY (City) CA (State) 91607 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 22 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OP 5/28

OATH OR AFFIRMATION

I, RICHARD C. CHEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CORE PACIFIC SECURITIES USA, LLC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.E.O.

Title

Notary Public



WHEE-CHIN LEE
Commission # 1358992
Notary Public - California
Los Angeles County
My Comm. Expires Jun 29, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORE PACIFIC SECURITIES U.S.A., LLC
(A WHOLLY OWNED SUBSIDIARY OF CORE PACIFIC U.S.A., INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalent (Note 2.)	$ 1,128,631
Receivable from clearing organizations (Note 3.)	1,878
Memberships in exchanges, at adjusted cost (Note 2.)	3,300
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation of $ 155,437 (Note 4.)	433,886
Prepaid expense and other assets	5,172
Deposit	35,233
Total Assets	$ 1,608,100

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Payable to clearing organizations (Note 3.)	$ 1,251
Accounts payable	101,831
Accrued expense	55,333
Uninsured claims (Note 7.)	25,000
Total Liabilities	183,415
Commitments and contingencies (Note 5.)	-
Member's equity	1,424,685
Total Liabilities and Member's Equity	$ 1,608,100

See Auditors' Report and Notes to Financial Statements